SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
         Under the Securities Exchange Act of 1934 (Amendment No. -4-)*

                                (Name of Issuer)

                             ICTS International N.V.
                         (Title of Class of Securities)

                                  Common Stock
                            (CUSIP Number) N43837108

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                       and
     Communications) Avraham Dan, Holland: Biesboch 225, 1181 JC Amstelveen,

                               011-31-20-347-1077
             (Date of Event Which Requires Filing of This Statement)

                                October 29, 2008

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 1 3D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1   NAME OF REPORTING PERSONS
         Aragata Holdings Co. Limited
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         N/A foreign entity
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [X]
         (b)  [ ]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS (See Instructions)

         00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cyprus
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                       7    SOLE VOTING POWER             0
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           N/A
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        3,647,226
     REPORT           ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      N/A
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            3,647,226
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_] (See Instructions)
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            56%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON (See Instructions)      HC
--------------------------------------------------------------------------------

Item 1. Security and Issuer

Common Stock, ICTS International, N.V., Holland: Biesboch 225, 1181 JC
Amsteiveen

Item 2. Identity and Background

      (a)   Aragata Holdings Co. Limited

      (b)   Vyronos 36, Nicosia Tower, Flat office 801, Nicosia 1506, Cyprus

      (c)   N/A

      (d)   N/A

      (e)   N/A

      (f)   The Netherlands

Item 3. Source and Amount of Funds and Other Consideration

      N/A

Item 4. Purpose of Transaction

      (a)   Change of corporate identity. Does not change beneficial ownership.

      (b)   N/A

      (c)   N/A

      (d)   N/A

      (e)   N/A

      (f)   N/A

      (g)   N/A

      (h)   N/A

      (i)   N/A

      (j)   N/A

Item 5. Interest in Securities of the Issuer.

      (a)   3,647,226 = 56%

      (b)   3,647,226 = 56%

      (c)   N/A

      (d)   N/A

      (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

Item 7. Material to be Filed as Exhibits

      N/A

     1   NAME OF REPORTING PERSONS
         Atzmon Family Trust.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS (See Instructions)

         00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         BVI, Guernsey
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             3,647,226
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           N/A
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        3,647,226
     REPORT           ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      N/A
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                            3,647,226
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_] (See Instructions)
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            56%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON (See Instructions)      HC OO (Trust)
--------------------------------------------------------------------------------

Item 1. Security and Issuer

Common Stock, ICTS International, N.V., Holland: Biesboch 225, 1181 JC
Amsteiveen

Item 2. Identity and Background

      (a)   Atzmon Family Trust

      (b)

      (c)   N/A

      (d)   N/A

      (e)   N/A

      (f)

Item 3. Source and Amount of Funds and Other Consideration

Personal Funds

Item 4. Purpose of Transaction

      (a)   Change of corporate identity. Does not change beneficial ownership.

      (b)   N/A

      (c)   N/A

      (d)   N/A

      (e)   N/A

      (f)   N/A

      (g)   N/A

      (h)   N/A

      (i)   N/A

      (j)   N/A

Item 5. Interest in Securities of the Issuer.

      (a)   3,647,226 = 56%

      (b)   3,647,226 = 56%

      (c)   N/A

      (d)   N/A

      (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

Item 7. Material to be filed as Exhibits

      N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2008

/s/ Menachem Atzmon
----------------------------------
Menachem Atzmon, Managing Director